                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                        OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                For the quarterly period ended November 30, 2000

                              Inzeco Holdings Inc.
            ---------------------------------------------------------
                 (Translation of registrant's name into English)

             999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
           ----------------------------------------------------------
                    (Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X            Form 40-F
                                -----                     -----



      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes           No  X
                            ----        ----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                   -------------.

      This Form 6-K consists of the second quarter interim report of Inzeco Holdings Inc. for the period ended November 30, 2000. All references to dollar amounts in the Financial Statements, unless otherwise indicated, are to Canadian dollars, presented in accordance with Canadian generally accepted accounting principles.

INZECO HOLDINGS INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets

November 30, 2000 and May 31, 2000
(Unaudited)



                                                              November 30             May 31
                                                             -------------         ---------
 ASSETS

 Current assets:
     Cash and cash equivalents                                $  2,867,635          $ 1,712,725
     Miscellaneous receivable                                       20,126               92,953
     Prepaid expenses                                                8,442                8,442
                                                              ------------          -----------
                                                                 2,896,203            1,814,120

 Fixed assets                                                      476,148              534,481

 Goodwill, net of accumulated amortization
   of $69,392 (2000 - $56,210)                                      39,546               52,728

 Deferred development costs                                              1                    1
                                                              ------------          -----------
                                                              $  3,411,898          $ 2,401,330
                                                              ============          ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

 Current liabilities:
     Accounts payable                                         $     120,944         $    768,248
     Convertible debentures                                         356,321              349,278
                                                              -------------         ------------
                                                                    477,265            1,117,526
 Shareholders' equity (deficiency):
     Share capital                                                8,373,046            5,613,805
     Equity component of convertible debentures                      10,722               10,722
     Deficit                                                     (5,449,135)          (4,340,723)
                                                              -------------         ------------
                                                                  2,934,633            1,283,804
                                                              -------------         ------------
                                                              $   3,411,898         $  2,401,330
                                                              =============         ============


 See accompanying notes to interim financial statements.

 INZECO HOLDINGS INC.
 (A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Three months ended November 30, 2000 and 1999
(Unaudited)



                                                                  2000                 1999
                                                           -----------          -----------

 Income:
      Interest                                             $    41,200          $     1,376
      Fees and licenses                                              -                    -
                                                           -----------          -----------
                                                                41,200                1,376
 Operating expenses:
      General and administrative                               241,824              134,148
      Other                                                    295,649              192,527
      Depreciation                                              34,266                    -
      Amortization                                               6,591                6,591
      Interest on convertible debenture                         13,764               17,953
      Interest and bank charges                                    228                  119
                                                           -----------          -----------
                                                               592,322              351,338
                                                           -----------          -----------

 Loss for the period                                          (551,122)            (349,962)

 Deficit accumulated during development
   stage, beginning of period

 Deficit accumulated during development
   stage, end of period

 Loss per share                                            $     (0.02)         $     (0.02)
                                                           -----------          -----------
 Weighted average number of shares
   outstanding                                              31,260,541           22,271,253
                                                           ===========          ===========


 See accompanying notes to interim financial statements.

 INZECO HOLDINGS INC.
 (A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
Cumulative six months ended November 30, 2000 and 1999
(Unaudited)



                                                                  2000                 1999
                                                           -----------          -----------

 Income:
     Interest                                              $    63,826          $     4,737
     Fees and licenses                                               -                6,077
                                                           -----------          -----------
                                                                63,826               10,814
 Operating expenses:
     General and administrative                                536,583              371,066
     Other                                                     532,634              258,759
     Depreciation                                               68,533                    -
     Amortization                                               13,182               13,182
     Interest on convertible debenture                          20,807               36,105
     Interest and bank charges                                     499                  344
                                                           -----------          -----------
                                                             1,172,238              679,456
                                                           -----------          -----------

 Loss for the period                                        (1,108,412)            (668,642)
 Deficit accumulated during development
   stage, beginning of period                               (4,340,723)          (3,035,316)
                                                           -----------          -----------
 Deficit accumulated during development
   stage, end of period                                    $(5,449,135)         $(3,703,958)
                                                           ===========          ===========
 Loss per share                                            $     (0.04)         $     (0.03)
                                                           ===========          ===========

 Weighted average number of shares
   outstanding                                              29,055,090           22,246,450
                                                           ===========          ===========



 See accompanying notes to interim financial statements.

INZECO HOLDINGS INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
Three months ended November 30, 2000 and 1999
(Unaudited)



                                                                  2000                 1999
                                                           -----------          -----------

 Cash provided by (used in):

 Operating activities:
      Loss for the period                                  $ (551,122)         $  (349,962)
      Items not involving cash:
          Interest on convertible debenture                     13,764               17,953
          Amortization                                          40,857                6,591

      Change in non-cash operating working capital:
          Miscellaneous receivable                             100,944               40,860
          Loan receivable                                            -                    -
          Prepaid expenses                                           -                    -
          Accounts payable & accrued liabilities                68,918              130,938
                                                           -----------          -----------
                                                             (326,639)            (154,160)
 Financing activities:
      Issuance of common shares                                  3,000               33,750
      Issuance of special warrants                                   -                    -
      Proceeds from loan payable                                     -                    -
                                                           -----------          -----------
                                                                 3,000               33,750
 Investing activities:
      Purchase of fixed assets                                       -                    -
                                                           -----------          -----------
                                                                     -                    -
                                                           -----------          -----------

 Increase (decrease) in cash and
   cash equivalents                                          (323,639)            (120,410)

 Cash and cash equivalents,
   beginning of period                                       3,191,274              190,444
                                                           -----------          -----------
 Cash and cash equivalents,
   end of period                                           $ 2,867,635         $     70,035
                                                           ===========          ===========



 See accompanying notes to interim financial statements.

INZECO HOLDINGS INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Cumulative six months ended November 30, 2000 and 1999
(Unaudited)


                                                                  2000                  1999
                                                          ------------          ------------

 Cash provided by (used in):

 Operating activities:
      Loss for the period                                 $ (1,108,412)          $  (668,642)
      Items not involving cash:
          Interest on convertible debenture                     20,807                36,105
          Amortization                                          81,715                13,182

      Change in non-cash operating working capital:
          Miscellaneous receivable                              72,827                26,278
          Loan receivable                                            -               (25,000)
          Prepaid expenses                                           -                  (700)
          Accounts payable & accrued liabilities              (661,068)              (11,367)
                                                          ------------           -----------
                                                            (1,594,131)             (630,144)
 Financing activities:
      Issuance of common shares                              2,759,241                33,750
                                                          ------------           -----------
                                                             2,759,241                     -
 Investing activities:
      Purchase of fixed assets                                 (10,200)                    -
                                                          ------------           -----------
                                                               (10,200)                    -
                                                          ------------           -----------
 Increase (decrease) in cash and
   cash equivalents                                          1,154,910              (596,394)
 Cash and cash equivalents,
   beginning of period                                       1,712,725               666,429
                                                          ------------           -----------
 Cash and cash equivalents,
   end of period                                          $  2,867,635           $    70,035
                                                          ============           ===========


 See accompanying notes to interim financial statements.

 INZECO HOLDINGS INC.
 (A DEVELOPMENT STAGE COMPANY)

 Notes to Interim Consolidated Statements

 Three months ended November 30, 2000
 (Unaudited)


 1      SIGNIFICANT ACCOUNTING POLICIES:

        These interim financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. For a full description of accounting policies which have been applied on a consistent basis in these interim financial statements, except as described in note 2, refer to the Company's annual financial statements.


 2.     CHANGE IN ACCOUNTING POLICY:

        Effective January 1, 2000, The Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the accounting for income taxes. The CICA's new standard on accounting for income taxes adopts the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

        Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (difference between the accounting and tax treatment of items of expense or income), and were measured using the tax rates in effect in the year the differences originated. Certain deferred tax assets, such as the benefit of tax losses carried forward, were not recognized unless there was virtual certainty that they would be realized.

        The adoption of this standard has had no impact on the Company's financial position, results of operations or cash flows.

 3.     SHARE CAPITAL:

         (a) On June 14, 2000, the Company completed a private placement of 4,033,333 special warrants at a subscription price of $0.60 each for gross cash proceeds of $2,420,000. Each special warrant is convertible into 1 common share or 1.1 common shares, if a receipt for the related prospectus is not received by October 15, 2000. Costs of arranging the private placement, including agent's commissions, is $217,300 plus 201,667 special warrants granted to the agent.

             The prospectus was filed on October 12, 2000 and on October 15, 2000, the special warrants were converted into 4,033,333 common shares.


         (b) On October 31, 2000, 15,000 shares were issued for gross proceeds of $3,000.

         (c) On May 31, 2000, Inzeco completed a private placement of 2,807,500 common shares with a subscription price of U.S. $0.40 per share for gross proceeds of U.S. $1,123,000 or Cdn. $1,680,570. The shares were fully paid, with the proceeds held in trust by the Company's escrow agent until June 6, 2000 when the Funds were wired to the Company. Costs of arranging the private placement were $23,466. If the Company does not have a Registration Statement filed and declared effective by the Securities and Exchange Commission in the United States by December 31, 2000, the Company will be required to issue 1 additional common share for each 10 shares issued under this private placement.

             The Registration Statement was not declared effective by December 31, 2000. Inzeco has not yet issued, for nil consideration, the 280,750 additional common shares required due to not having the Registration Statement filed and declared effective by December 31, 2000. When these shares are issued, they will be accounted for like a stock split with an increase to the number of shares outstanding but no change to the value of share capital.

             On November 30, 2000, the Company had 32,871,886 common shares and 2,710,250 stock options outstanding.

         (d) The potential effects of the issuance of common shares under stock option plans, as well as due to common share purchase warrants and convertible debentures is not dilutive to the loss per share.

                              INZECO HOLDINGS INC.
                       MANAGEMENT DISCUSSION AND ANALYSIS
                                January 31, 2001

The following discussion and analysis assumes the reader is familiar with the Company's audited consolidated financial statements for the year ending May 31, 2000 and its interim financial statements dated November 30, 2000 and the notes to the financial statements therein. This discussion and analysis contains statements that are not historical facts and forward looking statements which involve risk and uncertainties that could cause actual results to differ materially from those anticipated by management or inferred by the reader.


OVERVIEW

Inzeco Holdings Inc. is commercializing RTICA(R) brand insulation through its wholly owned subsidiary, RTICA Inc. RTICA is a competitive, high performance insulating material made from recycled plastic with improved industrial hygiene features compared to conventional mineral fiber products such as fiber glass. During Q2 Fiscal 2001, the Company continued its pre-commercial activities focusing on preparing for the commercial introduction of RTICA(R) blowing wool in the insulation contractor market in Canada and the United States. Initial commercial shipments of blowing wool to contractors are expected in Q4 Fiscal 2001.

Regarding the related building code, the Technical Guide, containing the specification for blowing wool in Canada has been finalized. As soon as the plant is running continuously we will request an Evaluation Report, or certification from the National Research Council completing the building code process for blowing wool in Canada. This involves both testing of our product and an ISO like evaluation of our manufacturing, quality assurance and other systems. We plan to present the Canadian specification with minor additions to US national building code officials in April. The Company currently has sufficient test results to secure permission from local building code officials for market development installations in both Canada and the United States.

Scale up of our production facility in Stoney Creek continues with the addition of personnel and equipment. We are about half way through our eighteen month project. Although we are about three months behind in our projected timeline, we are about $1,000,000 under budget with significant savings against budget in capital expenditures and all operating categories except for legal and professional fees for securities work.

Raw material evaluations continue with the successful evaluation of multi layered colored beverage containers with the one of the newer barrier resins completed.

A small manufacturing system is being constructed at NRC-Industrial Materials Institute in Montreal for Research and Development work allowing us to focus on commercial activities at Stoney Creek. A breakthrough in fiber production leading to further improvements in orientation and yield and additional product opportunities has been made. Our second patent application for equipment design was submitted to the US Patent and Trademark Office in November.

Our shareholders at the National Insulation Contractors Exchange buying group in the US are impatient for product. We are in daily contact with the members and will continue to do so until we begin to ship product. Discussions with other buying groups, distributors and contractors in both Canada and the US are proceeding and we have a backlog of test houses arranged in Canada and the US who are waiting for product.

FINANCIAL

Operating Expenses for Q2 were substantially higher than the previous comparable period. The company raised $4.65 million in May and June of 2000 which significantly improved the company's cash position. Transaction expenses were about $450,000, not including agent warrants. By comparison, last year we were conserving cash as we were still arranging financing. Our cash reserve generates interest income and our only interest expense is for the $360,000 convertible denture held by Enbridge Inc.

The US Securities Registration process was complicated and the registration statement was not declared effective until January 9, 2001. As a result, the company must provide 280,000 shares to the US investors as we missed the deadline for the SEC declaring the Company's registration statement effective. However, we are closer to achieving our goal of trading on the Over the Counter Bulletin Board (OTCBB) in the US and are taking steps to do so.

The company arranged repayable pre commercialization funding from National Research Council Industrial Research Assistance Program for up to $450,000 in addition to the R&D contribution it already receives.

The current level of spending on capital equipment and pre commercial costs is not expected to change significantly over the next quarter. The Company estimates that it has working capital for approximately 18 months although working capital required to support pending commercial sales may decrease cash reserves more than anticipated.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Inzeco Holdings Inc.
                                       ----------------------------------------
                                                          (Registrant)

 Date February 1, 2001                 By: /s/ Robert Stikeman
                                           ------------------------------------
                                           *(Signature) Robert Stikeman,
                                                        Chief Financial Officer



* Print the name and title of the signing officer under his signature.